FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 21, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS to Launch “360 from MTS” — an Innovative Suite of Mobile Internet Services

June 21, 2010

Moscow, Russian Federation — Vodafone, the world’s leading international mobile communications group and Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, have announced at the Saint Petersburg International Economic Forum 2010 the planned launch of 360 from MTS — an innovative suite of Internet services that integrate a customer’s social networks, email and mobile content in an intuitive and friendly user experience. 360 from MTS is based on the Vodafone 360 service and has been adapted for the Russian market.

“360 from MTS raises the bar for mobile user experience by creating a truly integrated interface for access to mobile Internet services. The service is unique in its ability to expand the reach of innovative services to a wide range of subscribers, as it can be installed on virtually any mobile device. The launch of 360 from MTS is an important step in the implementation of our 3i strategy which stands for integration, Internet and innovation. We are confident of its success in the Russian market, given the increasing demand for mobile Internet and content services in our country,” commented Mikhail Shamolin, President and CEO of MTS.

Pieter Knook, Director of Internet Services at Vodafone Group said: “We are delighted at the development of our Vodafone 360 service to embrace the Russian market. This is an important step in the relationship between our two organizations. A significant amount of work has gone into developing the Russian version of 360 People, which we are proud is being demonstrated on the MTS stand at the Saint Petersburg International Economic Forum 2010, and I congratulate our two respective teams on this achievement.”

The commercial launch of 360 from MTS is planned for the 4th quarter of 2010.

About 360 from MTS

360 from MTS is an innovative suite of Internet services for the mobile and PC which gathers all of a customer’s friends, communities, entertainment and personal favorites (like music, games, photos and video) in one place. All of a customer’s contacts, status updates and messaging services are brought together enhancing the customer’s experience and use of social media.

360 customers will have access to content from MTS as well as to applications from the global community of developers publishing for Vodafone 360. There are already around 9,000 mobile applications in the 360 Shop.

MTS will be leveraging Vodafone’s affiliation with both JIL and WAC to give Russian developers access to the global development ecosystem Vodafone has created for 360. Strong engagement with Russian developers will ensure that users of 360 from MTS will have a rich and compelling local apps offering.

360 services are compatible with over 100 popular handsets already in the market. They include most manufacturers and most operating systems. The services come either pre-embedded or free to download. MTS also plans to launch a range of new phones with 360 services preinstalled as well as exclusive, bespoke 360 phones.

Notes to Editors

1) Joint Innovation Lab (JIL) was founded in 2008 by the world’s largest operators China Mobile Ltd, SOFTBANK, Verizon Wireless and Vodafone to build the ecosystem, providing a single direction and standard for developers to create mobile applications. JIL has established a single free standard for the development of different widgets and applications for mobile phones running on different operating systems, and especially for smartphones running 360 services.

2) The Wholesale Applications Community (WAC) has been established to increase the overall market for mobile applications. WAC will achieve this goal by: encouraging open standardized technologies; driving scaled deployment of those technologies; and providing complimentary commercial models.

This will allow developers to deploy a single application across multiple devices (through the use of standard technologies) and across multiple operators (without the need to negotiate with each of them). WAC will provide the commercial enablers which will allow the developer to be paid for the applications which are then sold through any associated application store.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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About MTS

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 103.2 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 341 million proportionate customers as at 31 March 2010. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 21, 2010